SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

February 5, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:
Partner Communications announces the appointment of a new Chief Financial Officer

PARTNER COMMUNICATIONS ANNOUNCES THE
APPOINTMENT OF A NEW CHIEF FINANCIAL OFFICER

Rosh Ha’ayin, Israel, February 5, 2017 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR;), a leading Israeli mobile communications operator, announced today, pursuant to the Company's announcement dated January 17, 2017, regarding the request of its CFO, Mr. Ziv Leitman, to retire from office after 6 years, that Mr. David (Dudu) Mizrahi will replace Mr. Leitman on March 17, 2017, following a proper transition process.

Mr. David (Dudu) Mizrahi served from 2012-2016 as the Deputy CEO and CFO of Bezeq-The Israel Telecommunication Corp., Ltd. ("Bezeq"). Between 2007-2012, Mr. Mizrahi served as the Vice President Economics and Budget at Bezeq and between 2001-2007 served as the Regulatory and Government Relations Department Manager at Bezeq. Mr. Mizrahi holds a B.A in Economics from the Hebrew University in Jerusalem.

For further information please see the Company's press release and immediate report (on Form 6-K) dated January 17, 2017 at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317000093/0001178913-17-000093-index.htm or http://maya.tase.co.il/reports/details/1077771.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the Partner brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Ziv Leitman Chief Financial Officer Tel: +972 (54) 781 4951	Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: February 5, 2017